FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 29, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of
t
he
Takeover
Code)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	GlaxoSmithKline plc and its subsidiaries
Company dealt in	CeNeS Pharmaceuticals plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 30p shares
Date of dealing	2 9 May 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)

Interest
s
 and short positions

(following dealing) in the class of relevant security dealt in
(Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	563,5 68 2.56%
(2) D erivatives (other than options)
(3) Options and agreements to purchase/sell
Total	563,568 2.56%

(
b
)

Interest
s
 and short positions

in relevant securities of the company, other than the
c
lass
dealt in

(Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities
(2) D erivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    R
ights to subscribe

(Note 3)

Class of relevant security :	Details

3.
    DEALINGS
(Note 4)

(a)

Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)

Derivatives transactions (other than options)

Pr oduct name , e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    O
ptions transactions in respect of existing securities
(i)

Writing, selling, purchasing or varying

Product name , e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type , e.g. American, European etc.	Expiry d ate	Option money paid/received per unit (Note 5)

(ii)

Exercising

Product name , e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)

Other dealings (including new securities)

(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Issue of shares	120,752 Ordinary shares of 30p each issued pursuant to a share exchange agreement dated 21 November 2003 between CeNeS Pharmaceuticals plc and GlaxoSmithKline .	N ot Applicable

4.
    O
THER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or
 future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

NO

Date of disclosure	2 9 May 2008
Contact name	Victoria Whyte
Telephone number	020 8047 5000
If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 29, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc